ASX/Media RELEASE	16 May 2007

pSivida Redeems Convertible Note Debt

Boston, MA. and Perth, Australia - pSivida Limited (NASDAQ:PSDV, ASX:PSD, Xetra:PSI), is pleased to announce that it is redeeming in full the convertible note held by Sandell Asset Management Corp. (Sandell) in a single payment of A$16.5m (US$13.7m) today and in accordance with the early redemption terms as announced to the ASX on the 4th of April, 2007.

This Note is being repaid in accordance with the recently announced Pfizer agreement that the Note be repaid prior to June 4, 2007.

A 30 day irrevocable notice of redemption has been issued to the holder of the Company's only other remaining convertible note. With a payment of A$1.1m (US$880k), as adjusted for any conversions occurring over the next 30 days, the Company will have retired all of its debt.

In recent weeks, the Company has met a number of key milestones, including:

•	Redeeming in full the Sandell convertible note.
•
Exclusive worldwide licensing agreement with Pfizer Inc. for ophthalmic applications of our leading drug delivery system with development and sales related milestone payments of up to A$187m (US$155m) and equity investments of up to A$12.0 (US$10m).

•	Sale of subsidiary, AION Diagnostics for A$3.6m (US$3.0m).
•	Enrolment of over 500 patients in the approximately 900 patient Phase III clinical study of MedidurTM for the treatment of diabetic macular edema (DME).

Key milestones to be met in the remainder of the 2007 calendar year:

•	Completion of recruitment of the MedidurTM for DME Phase III clinical study.
•	Results of our Phase II clinical study for BrachySilTM in the treatment of inoperable pancreatic cancer.

“The repayment of all of our convertible notes will greatly simplify our balance sheet and is another important milestone for pSivida,” said Dr. Paul Ashton, Managing Director, pSivida Limited.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities

-ENDS-

Released by:
pSivida Limited	US Public Relations	European Public Relations
Brian Leedman	Beverly Jedynak	Eva Reuter
Vice President, Investor Relations	President	Accent Marketing Limited
pSivida Limited	Martin E. Janis & Company, Inc	Tel: +49 (254) 393 0740
Tel: + 61 8 9226 5099	Tel: +1 (312) 943 1100 ext. 12	e.reuter@e-reuter-ir.com
brianl@psivida.com	bjedynak@janispr.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert® is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb owns the trademarks Vitrasert® and Retisert®. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying MedidurTM for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials. pSivida has a worldwide collaborative research and license agreement with Pfizer Inc. for other ophthalmic applications of the MedidurTM technology.

pSivida owns the rights to develop and commercialize a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopedics, and tissue engineering. The most advanced BioSiliconTM product, BrachySilTM delivers a therapeutic, P32 directly to solid tumors and is presently in Phase II clinical trials for the treatment of pancreatic cancer.

pSivida’s intellectual property portfolio consists of 71 patent families, 99 granted patents, including patents accepted for issuance, and over 300 patent applications. pSivida conducts its operations from facilities near Boston in the United States, Malvern in the United Kingdom and Perth in Australia.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (PSI). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

This release contains forward-looking statements that involve risks and uncertainties including with respect to our ability to raise sufficient funds, our ability to repay all of our outstanding convertible notes, our ability to capitalize on our technology and intellectual property base or grow our business, our potential products, including clinical development and trials of these potential products and our partnerships. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: the risk that we will not be able to raise additional funds at favorable terms or at all; the risk that we will be unable to repay all of our convertible notes; the risk that we may not meet any of the milestones in the Pfizer agreement or may not successfully develop or commercialize the products under development; the risk that Pfizer terminates the license agreement; the risk that we will be unable to complete recruitment for the Medidur for DME Phase III clinical study; the risk that our Phase II clinical study for BrachySil in the treatment of inoperable pancreatic cancer will not yield positive results;. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.